TSX, NYSE - HBM 2025 No. 6

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Consolidates 100% Ownership in its Copper Mountain Mine

  Increases Hudbay's exposure to a long-life, high-quality copper asset in Canada, a tier-1 mining jurisdiction
  Low upfront and deferred cash consideration in a transaction which is accretive to Hudbay's net asset value per share
  Copper Mountain is expected to produce 60,000 tonnesi of copper by 2027, a greater than 125% increase over 2024 and a 200% increase from 2024 production levels attributable to Hudbay
  Increases Hudbay's attributable copper production from Canada and reinforces its position as the second largest copper producer in Canadaii
  Hudbay intends to further invest in Canada's copper and critical minerals sector through the ongoing optimization program at Copper Mountain and the advancement of the nearby New Ingerbelle expansion project
  Hudbay gains rights to 15% of the copper concentrate offtake for the next 15 years and 100% thereafter

Toronto, Ontario, March 27, 2025 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) is pleased to announce that it has entered into an agreement with Mitsubishi Materials Corporation ("MMC") to acquire MMC's 25% interest in Copper Mountain Mine (BC) Ltd. ("CMBC"), the 100% owner of the Copper Mountain mine, for US$4.5 million in an upfront cash payment and up to US$39.75 million in deferred and contingent cash payments (the "Transaction"). In addition, Hudbay will be solely responsible to settle any of CMBC's outstanding obligations, including an intercompany loan owing to Hudbay, of which 25% represents approximately US$104 millioniii.

"This Transaction is aligned with our strategy of growing copper production in mining friendly jurisdictions and further strengthens Hudbay's position as a North American copper champion. The Copper Mountain mine is a key asset for Hudbay and we have been encouraged by the progress of our three-year optimization plan. This Transaction simplifies the ownership structure of Copper Mountain and provides Hudbay with greater exposure to the mine without adversely impacting our balance sheet." said Peter Kukielski, Hudbay's President and Chief Executive Officer. "Mitsubishi Materials Corporation has been an outstanding partner, and we look forward to continuing our relationship after the close of the Transaction."

The cash consideration of the Transaction consists of:

  US$4.5 million payable on the closing date of the Transaction;
  US$21.0 million in seven annual deferred payments of US$3.0 million each, which will commence on the 12-month anniversary of the closing date of the Transaction; and
  up to US$18.75 million in five additional contingent payments of US$3.75 million each, which will be payable in the years following New Ingerbelle achieving certain minimum annual operating thresholds. MMC's right to the contingent payments concludes on the 15-year anniversary of the closing date of the Transaction.

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Continued long-term relationship with MMC:

  Hudbay's proportion of the copper concentrate offtake from the Copper Mountain mine will increase from 0% to 15% from the closing date of the Transaction until the 15-year anniversary of such closing date, with MMC continuing as an 85% offtake partner. Following the 15-year anniversary, Hudbay will be entitled to 100% of the copper concentrate offtake.
  MMC secondees will continue to contribute to Copper Mountain for a period of five years following the closing of the Transaction.

Subsequent to closing the Transaction, Hudbay intends to review the corporate structure of its Canadian entities, which may result in tax synergies through the sharing of tax pools between its various Canadian entities. In addition, Hudbay's credit base will be enhanced following the Transaction, with CMBC becoming a wholly owned subsidiary and guarantor.

The Transaction is expected to close in the second quarter of 2025, subject to the satisfaction of certain conditions customary in transactions of this nature.

Citi is acting as financial advisor to Hudbay and Goodmans LLP is acting as legal counsel to Hudbay.

Copper Mountain Mine Overview

The Copper Mountain mine is an open pit copper mine in southern British Columbia, which also produces gold and silver as by-product metals. Current mineral reserve estimates at Copper Mountain total 346 million tonnes at 0.25% copper and 0.12 grams per tonne gold with approximately 850 thousand tonnes of contained copper and 1.3 million ounces of contained gold. The current mineral reserve estimates support a mine life until 2043, with significant upside potential for future resource conversion and mine life extension beyond 19 years through an additional 125 million tonnes of measured and indicated resources at 0.21% copper and 0.10 grams per tonne gold and 372 million tonnes of inferred resources at 0.25% copper and 0.13 grams per tonne gold, in each case, exclusive of mineral reserves.

Since acquiring Copper Mountain in June 2023, Hudbay has been focused on advancing operational stabilization and optimization plans, including opening up the mine by re-activating the full mining fleet, adding additional haul trucks, adding additional mining faces, optimizing the ore feed to the plant and implementing plant improvement initiatives that mirror Hudbay's successful processes at Constancia. These investments have successfully increased the total tonnes moved and resulted in stronger mill performance as demonstrated by high mill availability of 92% and copper recoveries of 82% in 2024, compared to 85% and 80%, respectively, in 2023. In 2025, the planned conversion of the third ball mill to a second SAG mill is anticipated to result in the ramp-up of mill throughput in the second half of the year. The mill throughput is anticipated to move towards 50,000 tonnes per day in 2026.

Annual production from Copper Mountain is expected to average approximately 44,000i tonnes of copper and 28,600i ounces of gold over the next three years. Upon completion of Hudbay's optimization activities, 2027 copper production is expected to be 60,000i tonnes, representing a more than 200% increase from attributable production levels in 2024.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, expectations regarding the closing and anticipated benefits of the Transaction and Hudbay's expectations for the Copper Mountain mine, including its stabilization and optimization initiatives, future production profile and life of mine plan. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

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The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the closing of the Transaction, the success of Hudbay's stabilization and optimization initiatives at the Copper Mountain mine, obtaining the permits required for the New Ingerbelle expansion, no unanticipated litigation related to the Copper Mountain mine and realizing the tax and credit-related benefits of the Transaction.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), risks associated with Hudbay's stabilization and optimization initiatives at Copper Mountain and regulatory, stakeholder and landholding risks associated with the New Ingerbelle expansion, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent annual information form, a copy of which has been filed under Hudbay's profile on SEDAR+ at www.sedarplus.ca and the company's Form 40-F, a copy of which has been filed under Hudbay's profile on EDGAR at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

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For further information, please contact:

Candace Brûlé

Vice President, Investor Relations, Financial Analysis and External Communications

(416) 814-4387

investor.relations@hudbay.com

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i Calculated using the mid-point of the annual guidance range. All production estimates reflect the Copper Mountain mine on a 100% basis.

ii Sourced from S&P Global. Attributable copper production from Canada in 2027.

iii Calculated using loan balance as of December 31, 2024.